UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2023

Fig Publishing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

149 Fifth Avenue, Floor 10, New York, New York 10010

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (212) 401-6930

FIG PUBLISHING, INC.

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report, and together with our audited financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended September 30, 2022. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semiannual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares and Fig Portfolio Shares (if an offering statement for the same is qualified), our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the  section entitled “Risk Factors” in our Annual Statement on Form 1-K (File No. 24R-00037), which was filed with the Securities and Exchange Commission (the “SEC”), on January 30, 2023, identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) our reliance on a single distributor for sales and content discovery; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) our ability to compete effectively; (9) our ability to continue to source and finance video games (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Fig,” “we,” “us,” “our,” or “the Company” mean Fig Publishing, Inc., and all references to our “Parent” refer to OpenDeal Inc. dba Republic, which owns 100% of our outstanding voting stock.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Fig is a crowd-publisher of video games and related products and systems, including video games that may accompany or be associated with such products or systems. We identify, license and contribute funds to the development of, market of, arrangement of distribution for, and earn receipts from sales of, video games and other products and systems developed by third party developers with whom we enter into publishing and co-publishing license agreements.

We work with the developers of video games, products and systems through all phases of such products’ publication and distribution, from the funding of development to supporting commercial release. Initially, we work to identify and source video games, products and systems that we believe are likely to be commercial successes and whose development we can fund in whole or in substantial part. We then work with the developer to create a crowd-publishing campaign, which are hosted on our Parent Company’s website at Republic.com/fig (formerly found at https://fig.co). Each campaign has a fundraising goal, and if the goal is reached, we agree to fund the development of and publish the video game, product or system. Following the campaign, we work with the developer while they develop their game, product or system to assist them to help make it commercially successful, taking a light touch compared to traditional publishers and allowing the developer creative freedom. When the game, product or system is ready for commercial launch, we publicize it and work with the developer and any co-publishers to distribute and sell it.

We were incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc. (“Loose Tooth” or our “former parent”). On April 16, 2020, we were acquired by OpenDeal Inc. dba Republic, our Parent. We rely substantially on our Parent for support in the conduct of our business. We have not recognized significant revenue to date and we have little operating history. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent.

Our Acquisition by Republic

From fiscal 2018 to fiscal 2019, our former parent, Loose Tooth, sought to reduce its financial support for our operations and we in turn sought to cut back on the scale of our operations by shifting to less expensive game licensing opportunities and the acquisition of fewer new game licenses than we had previously intended under our long-term business planning. Notwithstanding this reduction in the scale of our operations, Loose Tooth, and we, considered our business model to have proven itself successful over the years of our operation, and to be capable of continuing to generate operational and financial successes. As a result, Loose Tooth determined to investigate strategic alternatives that could provide us with more support than Loose Tooth itself was providing. In pursuing such a strategic alternative, Loose Tooth and we sought a partner that would support us in continuing to operate, or have others operate on our behalf, the portion of our business dedicated to collecting revenue shares from sales of published games and paying dividends on our outstanding Fig Gaming Shares and other dividend-paying securities.

On April 16, 2020, our business was acquired by our current Parent, OpenDeal Inc. dba Republic, a holding company for various companies in the alternative finance and capital formation space. Our current Parent acquired from Loose Tooth for $350,000 in cash as well as additional conditional compensation, all of the outstanding shares of our common stock, as well as assets held by Loose Tooth that related to our business, including web domains, websites, intellectual property rights, properties, and certain other assets. In return, our Parent agreed to pay, or direct us to pay, to Loose Tooth specified amounts of cash and securities; 100% of all accounts receivable (being amounts, including future cash flows, under then-existing license agreements with developers, which we expect to be de minimis and will be net of certain expenses); and 50% of all future accounts receivable, after distributions to applicable stockholders, until January 1, 2022 (being amounts received from development projects which begin raising capital on Fig.co or sites controlled by the Company in 2020 or 2021) after such amounts allowed for the repayment of Parent in the amount of $350,000. That time period has now expired, and we now retain all accounts receivable for all projects developed now or in the future after distributions to applicable stockholders, subject to other agreements we enter into in the normal course of business. Any future development projects we publish or co-publish, not otherwise funded by existing and outstanding Fig Gaming Shares or Fig Portfolio Shares, are not subject to any revenue sharing arrangement with Loose Tooth.

The Company incurs substantial cost at the time it enters into a license agreement in exchange for future revenue rights, which may take years to be realized, if ever. The Company incurs such costs to run its operations and assist in the development of the games and products it co-publishes.

The Company does not expect that the revenue-sharing terms of its current Parent’s transaction with Loose Tooth will have a material impact on its results of operations or liquidity, or on holders of the Company’s Fig Portfolio Shares, whose economic interest is limited to receiving a share of the Company’s revenue from the sale of particular licensed games and other products (unaffected by the Company’s payment obligations to Loose Tooth). Although Loose Tooth retains 100% of revenues under license agreements existing at the time the Company was sold, net of certain expenses, this legacy revenue share (which is classified as accounts receivable) is not expected to be material, because the legacy games remaining in the Company’s publishing portfolio are in the late stages of their commercial lives. In addition, although Loose Tooth holds a revenue share (classified as accounts receivable) of 50% of Fig’s future gross income from projects that begin raising capital on Fig.co or sites controlled by the Company in 2020 or 2021, this future revenue share is payable only when the applicable gross income is actually realized, which the Company expects will occur only after a delay, as the relevant games are developed, and then over an extended period of time, after the relevant games are commercially released. Finally, the Company expects that any shortfall in its operating results or cash flow would rarely, if ever, be so severe as to actually have an effect on the portion of its ongoing operations that are of material interest to holders of Fig Gaming Shares and Fig Portfolio Shares – specifically, the Company’s ability to maintain Fig Gaming Shares and Fig Portfolio Shares ownership records, collect revenue from games and other products that have already been commercially launched and distribute that revenue in the form of dividends to Fig Gaming Shares and Fig Portfolio Shares holders on a timely basis.

We recognized revenue of $0.04 million and $0.5 million in the six months ended March 31, 2023 and 2022, respectively. Our net loss during the six months ending March 31, 2023 was $1.0 million and our net loss during the six months ending March 31, 2022 was $9.1 million. As of March 31, 2023, we had an accumulated deficit of $30.7 million. Because we have not yet generated sufficient revenue from our operations to fully fund our activities, we have to date depended to a significant extent on the offering of Fig Portfolio Shares and on our Parent to fund our operations. This exposes us to the risk that our Parent may be unable to provide us with financing necessary to continue our operations. To mitigate this risk, we have begun reviewing strategic alternatives, including reducing new game campaigns and other game publishing activities; reducing employee headcount; seeking joint ventures or mergers with other businesses; and considering disposals of assets or businesses. In pursuing any such strategic alternatives, we would seek to continue operating, or have others operate, the portion of our business dedicated to collecting our revenue shares from sales of published games and paying dividends on outstanding Fig Game Shares and Fig Portfolio Shares and other dividend-paying securities.

Our Regulation A Reporting Status

Starting soon after our inception until October 1, 2019, we became a reporting company under the Regulation A public reporting regime. As a Regulation A reporting company, we incurred substantial ongoing costs relating to legal, accounting and other fees and expenses arising from our ongoing public filing and reporting obligations. Then, on October 1, 2019, consistent with then-applicable regulations and as part of our ongoing effort to reduce expenses, we filed a Form 1-Z with the SEC and exited the Regulation A reporting regime. Thereafter, we were acquired by our current Parent and began offering Fig Gaming Shares in furtherance of supporting the development of and publishing our games, products and systems. On June 8, 2020, we filed a Regulation A offering statement for the offering of the FGS – Amico series of Fig Gaming Shares. When that offering statement, as amended, was qualified by the SEC on October 21, 2020, we re-entered the Regulation A reporting regime. As a result of the foregoing, we incurred significantly lower legal, accounting and other reporting-related fees and expenses for the period from October 1, 2019 until early 2020, when the preparation of our FGS – Amico offering statement began. Upon the FGS – Amico offering’s qualification, we re-entered the Regulation A reporting regime.

COVID-19 and Inflation

In March 2020, the World Health Organization (WHO) characterized COVID-19 as a global pandemic. This pandemic has resulted in significant business disruption and uncertainty in U.S. and global markets. The Company, like any other business, is dependent for its operating and financial health upon functioning supply chains and sustained customer demand. The Company’s management (“Management”) believes that, in the short term, the Company is not likely to face serious disruptions to customer demand or to its supply of new products at either the development or commercialization stages, although there may occasionally be instances of supply delay. In the long term, Management cannot determine whether the pandemic will negatively affect developers the Company enters into license agreements with or the Company’s business. On May 11, 2023, the national public health emergency declaration expired. However, new outbreaks and variants of COVID-19 may emerge, resulting in the possibility of future public health emergency declarations.

Recent increases in inflation in the United States and elsewhere could also impact our operations. Increases in inflation may lead to other national, regional and international economic disruptions and could affect consumer behavior, which could have a material impact on our business.

The financial statements included in this report as of March 31, 2023 and for the six months ended March 31, 2023 and 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make our interim financial statements not misleading have been included.

Results of Operations

For the six months ended March 31, 2023 we recognized revenue of $0.04 million, consisting principally of the service fee received from the developer after providing them Fig Funds via the offering of Fig Gaming Shares – Digital Eclipse, compared to $0.5 million of revenue for the six months ended March 31, 2022. Revenue for the six months ended March 31, 2022 consisted principally of the service fee received from the developer after providing them Fig Funds via the offering of Fig Gaming Shares - Amico. General and administrative expenses were approximately $0.1 million and $0.1 million for the six months ended March 31, 2023 and 2022, respectively.

We incurred a net loss of $1.0 million for the six months ended March 31, 2023, compared to a net loss of $9.1 million for the six months ended March 31, 2022. The decrease in the net loss was principally due to the decrease in game development expenses, from $9.1 million to $0.8 million, during a period when the Company was developing substantially fewer games, which was partially offset by the decrease in revenue discussed in more detail above. The Company launched lesser Fig Portfolio Share offerings in size, scope and preparation cost and time during the six months ended March 31, 2023 which resulted in lesser game development expenses and losses for the Company.

See Note 3 to our financial statements for our basis of presentation.

Liquidity and Capital Resources of the Company

For the six months ended March 31, 2023 and 2022, we had a net loss of $1.0 million and $9.1 million, respectively. We expect to incur additional losses in the future. To date, we have generated only limited revenue, and we may never achieve revenue sufficient to offset our expenses. The Company incurs substantial cost at the time it enters into a license agreement in exchange for future revenue rights, which may take years to be realized, if ever.

To date, we have relied on our Parent and Loose Tooth for liquidity and capital resources, and on issuances of Fig Gaming Shares. Prior to 2018, we also relied on issuances of membership interests in limited liability companies in which we are the managing member, which we call LLC Units. On October 1, 2020, the Company and its Parent entered into an intercompany revolving credit agreement. The terms of the agreement provide the Company, upon the Company’s request, up to $1,000,000 in borrowings at an interest rate of 2.0% through December 31, 2020, and the short-term applicable federal rate as published by the Internal Revenue Service on the first month of each subsequent year until the revolving credit agreement is repaid in full. The intercompany revolving credit agreement was amended and restated to allow for up to up to $1,500,000 in borrowings at an interest rate of 2.0% through December 31, 2022. The revolving credit agreement terminates on October 1, 2023, unless terminated prior to this date or extended by mutual agreement of the Company and Parent. As of March 31, 2023, the Company had a balance of $1.4 million under the intercompany revolving credit agreement. See “—Overview”.

For the six months ended March 31, 2023, we have been financed by $0.04 million in cash transfers from our Parent under the intercompany revolving credit agreement and $0.1 million in net proceeds from issuances of Fig Gaming Shares and Fig Portfolio Shares. For the six months ended March 31, 2022, we were financed by $0.2 million in cash transfers from our Parent under the intercompany revolving credit agreement and $1.0 million in net proceeds from issuances of Fig Gaming Shares and Fig Portfolio Shares.

As of March 31, 2023 and September 30, 2022, we had approximately $0.2 million and $0.7 million, respectively, in unrestricted cash. Our primary uses of cash are for legal, accounting and publishing consultants, game development expenditures and marketing for both our crowd-publishing campaigns and the games when they are released.

Net cash used in operating activities during the six months ended March 31, 2023 and 2022 was approximately $1.3 million and $9.2 million, respectively. The decrease in use of cash was due to a net loss of $1.0 million for the six months ended March 31, 2023 compared to a net loss of $9.1 million for the six months ended March 31, 2022. During the six months ended March 31, 2023, the losses consisted primarily of the $0.8 million of game development due principally to a decrease in new video games being funded during the six months ended March 31, 2023 and general and administrative expenses of $0.1 million offset by revenue of $0.1 million during the same period.

Net cash provided by financing activities for the six months ended March 31, 2023 and 2022, was approximately $0.1 million and $1.2 million, respectively. Financing activities during the six months ended March 31, 2023 consisted primarily of $0.01 million from our Parent under an intercompany revolving credit agreement. Financing activities during the six months ended March 31, 2022 consisted primarily of net proceeds of $1.2 million from the issuance of Fig Gaming Shares and the receipt of capital of $0.2 million from our Parent.

For the year ending September 30, 2023, we expect our revenue to decrease due to a reduction in the number of games that we have licensed for publication and substantial delays associated with the publishing of the Company’s first gaming system, the Intellivision Amico. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the future. As a result, there is substantial doubt that we will be able to satisfy our liquidity needs over the 12 months ending September 30, 2023, and we will likely need additional financing, including from our Parent if available, to continue our operations over that period.

On January 1, 2021, the Company entered into a master services agreement with our Parent. Under the agreement, the Parent allocates to the Company employees of the Parent who provide us with services. Overall, the Parent provides Fig with management and administrative services, services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources services, tax planning and administration, accounting and insurance. Under the agreement, for these services and other benefits, the Company pays the Parent $45,000 quarterly, in arrears, at the conclusion of each calendar quarter. The agreement has an initial term through December 31, 2021 and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to the renewal date.

Prior to April 2020, Loose Tooth’s employees provided services to us, and the allocation of expenses to pay the salaries of such employees was set forth in the Cost Sharing Agreement, which was terminated in April 2020 upon the sale of Fig to our Parent. Our Parent currently provides services and we record a direct allocation of expenses as appropriate under the Company’s intercompany revolving credit agreement. We share operating space with our Parent, in New York.

Provided a game or product co-produced by the Company is successfully developed and published, sales receipts from the game or product will be shared as follows:

●	Receipts will be allocated into a revenue share for the developer and a revenue share for Fig, in the proportions described in greater detail in each offering circular.

●	Fig will pay a minimum of percentage of its revenue share to the holders of Fig Gaming Shares or Fig Portfolio Shares, in the form of dividends, subject to our dividend policy.

●	Fig’s board of directors (our “Board”) may, in its sole discretion, from time to time, pay more than 85% (and up to 100%) of Fig’s revenue share to the holders of Fig Gaming Shares (or Fig Portfolio Shares if they are qualified), if in the Board’s view business conditions so permit.

In all events, our Board may decide not to declare (or, if already declared, not to pay) some or all of a dividend, if it believes that it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid minimum dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law.

Amounts will only become available for revenue sharing and the payment of dividends if and when a game or product we co-publish generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will depend on the amount of such sales receipts. Subject to the foregoing limitations, dividends on Fig Gaming Shares or Fig Portfolio Shares will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as a game or product is successfully developed and published and Fig begins to receive a game or product’s sales receipts. Aggregate dividend amounts, to the extent declared, will be distributed equally among all holders of Fig Gaming Shares or Fig Portfolio Shares, in proportion to the number of shares held.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had minimal revenue and significant losses. Accordingly, we have depended on Loose Tooth and our Parent and sales of Fig Gaming Shares to fund our operations, and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from this uncertainty.

Contractual Commitments

We are not committed to make any material capital expenditures, and other current agreements relating to our operations, such as rental commitments, are in the name of our Parent.

On June 8, 2020, we filed a Regulation A offering statement for the offering of the FGS – Amico series of Fig Gaming Shares. That offering statement, as amended, was qualified by the SEC on October 21, 2020. As of the date of this filing, the Fig Gaming Shares - Amico offering has had its final closing on April 16, 2021 and, upon final accounting, sold 11,590 shares or $11,590,940 over its Regulations A+ and D, 506(c), offerings. Shortly thereafter, we commenced an offering of Fig Gaming Shares - Digital Eclipse, is a $15,000,000 best efforts offering qualified by the SEC on October 28, 2020, which had its final closing on September 15, 2021 and, upon final accounting sold 10,390.45 shares or $10,390,455. Thereafter, we commenced an offering of Fig Gaming Shares - Marauder, a $500,000 best efforts offering qualified by the SEC on December 29, 2020. The Company entered into a termination agreement with Marauder whereby the Company received $28,000 to cover the Company’s legal, accounting and banking costs to execute the offering in exchange for terminating its license agreement with Marauder. Investors who had entered into subscription agreements with the Company and provided funds received 100% of their funds as the investment was terminated prior to closing. Thereafter, we commenced an offering of Fig Gaming Shares - Moonray in a $500,000 best efforts offering qualified by the SEC on March 23, 2021. Fig Gaming Shares - Moonray had its first closing for 84 shares or $84,000 in June of 2021, and had its final closing on August 25, 2021 and, upon final accounting sold 418 shares or $209,000. On August 18, 2021, Fig Portfolio Shares – Series 2021, a securities offering pursuant to Tier 2 of Regulation A with a maximum offering amount of $15,000,000, was qualified. The Fig Portfolio Shares – Series 2021 offering concluded on April 16, 2022, having sold 2,283.25 shares resulting in gross proceeds of $2,283,250. We entered into various licensing agreements during calendar year 2022, through March 31, 2023 as part of Fig Portfolio Shares – Series 2021 as follows:

●	On February 10, 2022, we entered into a licensing agreement with Rose City Game Consulting, LLC, to publish Project Treefarm, pursuant to which Fig is obligated to provide between $170,000 and $550,000 of funding toward Project Treefarm. As of the date of this Form 1-SA, Fig has provided $220,000 Fig Funds to Rose City Game Consulting, LLC, to publish Project Treefarm.

●	On June 30, 2022, we entered into a licensing agreement with Crispy Creative, to publish A Long Journey to an Uncertain End, pursuant to which Fig is obligated to provide between $228,325 and $500,000. As of the date of this Form 1-SA, Fig has provided $228,325 Fig Funds to Crispy Creative, to publish A Long Journey to an Uncertain End.

●	On August 8, 2022, we entered into a licensing agreement with Team Clam to publish Clam Man 2: Headliner, pursuant to which Fig is obligated to provide between $205,000 and $250,000 of funding towards Clam Man 2: Headliner. As of the date of this Form 1-SA, Fig has provided $205,000 Fig Funds to Team Clam, to publish Clam Man 2: Headliner.

●	On August 10, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Re-release I: Proving Grounds of the Mad Overlord, pursuant to which Fig is obligated to provide $150,000 of Fig Funds to Sirtech Entertainment Corp. As of the date of this Form 1-SA, Fig has provided $150,000 to publish Classic Wizardry Re-release 1: Proving Grounds of the Mad Overlord.

●	On August 10, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Re-release II: Knight of Diamonds, pursuant to which Fig is obligated to provide $150,000 of Fig Funds to Sirtech Entertainment Corp. As of the date of this Form 1-SA, Fig has provided $150,000 to publish Classic Wizardry Re-release 2: Knight of Diamonds.

●	On August 10, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Re-release III: Legacy of Llylgamyn, pursuant to which Fig is obligated to provide $150,000 of Fig Funds to Sirtech Entertainment Corp. As of the date of this Form 1-SA, Fig has provided $150,000 to publish Classic Wizardry Re-release III: Legacy of Llylgamyn.

●	On August 11, 2022, we entered into a licensing agreement Party for Introverts Limited to publish Cabernet, pursuant to which Fig is obligated to provide between $225,000 and $250,000, to Party for Introverts Limited. As of the date of this Form 1-SA, Fig has provided $225,000 to publish Cabernet.

●	On December 19, 2022, we entered into a licensing agreement with Brainchild Studios Ltd to publish Blood for Baal, pursuant to which Fig is obligated to provide between $224,000 and $250,000, to Brainchild Studios Ltd. As of the date of this Form 1-SA, Fig has provided $224,00 to publish Blood for Baal.

●	On December 28, 2022, we entered into a licensing agreement with Sirtech Entertainment Corp. to publish Classic Wizardry Proving Grounds of the Mad Overlord Remaster, pursuant to which Fig is obligated to provide $200,000 of Fig Funds to Sirtech Entertainment Corp., As of the date of this Form 1-SA, Fig has provided $200,000 to publish Classic Wizardry Proving Grounds of the Mad Overlord Remaster.

●	On January 10, 2023, we entered into a license agreement with Atari Interactive, Inc. as a part of Fig Portfolio Shares – Series 2021 to publish Days of Doom, pursuant to which Fig is obligated to provide $225,000 of funding toward Days of Doom. As of the date of this Form 1-SA, Fig has provided $225,000 Fig Funds to Atari Interactive, Inc. to publish Days of Doom.

●	On January 10, 2023, we entered into a license agreement with Atari Interactive, Inc. as a part of Fig Portfolio Shares – Series 2021 to publish Mr. Run and Jump, pursuant to which Fig is obligated to provide $225,000 of funding toward Mr. Run and Jump. As of the date of this Form 1-SA, Fig has provided $225,000 Fig Funds to Atari Interactive, Inc. to publish Mr Run and Jump.

On August 17, 2022, we entered into a license agreement with Atari Interactive, Inc in relation to a new series of non-voting preferred stock, Fig Gaming Shares – Atari. On October 7, 2022 we filed a Regulation A offering statement for the offering of the Fig Gaming Shares – Atari series of Fig Gaming Shares for up to $15,000,000. That offering statement, as amended, was qualified by the SEC on February 7, 2023. On February 17, 2023, we entered into a letter agreement with Atari Interactive Inc., whereby the Company received reimbursement in the amount of $10,000 from Atari Interactive Inc. for the consulting fee associated with the engagement of a registered broker-dealer to facilitate the sale of securities in certain restricted states. Pursuant to the terms of that letter agreement, in the event the gross proceeds of the FGS – Atari offering exceed $1,500,000, the Company shall return the reimbursement to Atari Interactive Inc., upon demand. As of the date of this filing, the Fig Gaming Shares – Atari offering is accepting investment commitments but has not yet closed on any prospective subscriptions.

Game-Specific Accounting

Accounting for a Particular Game’s Sales and Assets and Liabilities

We receive sales receipts for each particular game that we publish net of payments to distributors and certain other fees. We deposit the amounts we receive for each game into a separate account or sub-account under our control. We then allocate receipts into a revenue share for the developer and a revenue share for ourselves; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign, apply the Fig Gaming Shares Allotment Percentage; and pay a specified portion of the Fig Gaming Shares allotment to the holders of the associated Fig Gaming Shares, in the form of dividends, subject to our dividend policy.

The application of revenue sharing and dividend formulas to sales receipts, and the allocation of relevant assets and liabilities to particular games, is reflected in our accounting records and subject to our internal accounting controls. This process and the tables below are not prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; they should not be viewed as a substitute for or in isolation from GAAP financial measures; and they may not be comparable to other companies’ non-GAAP financial measures. In addition, we do not subject the calculations resulting from, or the methodologies underlying, the foregoing procedures to stand-alone audits. Our allocations of revenues and assets to each game and series of Fig Gaming Shares are not audited.

The table below sets forth the sharing of sales receipts by game for each of our principal games as of the date of the table.

Sharing of Sales Receipts from Principal Games

For Six Months Ended March 31, 2023 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share (3)	Specified Portion for Dividends on Related Fig Game Shares	Aggregate Dividends on Related Fig Game Shares (4)
Psychonauts 2	$0	$0	$0	$0	70%	$0
Wasteland 3	$0	$0	$0	$0	70%	$0
Pillars of Eternity II: Deadfire	$0	$0	$0	$0	85%	$0
Phoenix Point	$0	$0	$0	$0	85%	$0
Amico	$0	$0	$0	$0	85%	$0
Digital Eclipse(5)	$0	$0	$0	$0	85%	$0
Moonray	$0	$0	$0	$0	85%	$0
Fig Portfolio Shares - 2021(5)	$0	$0	$0	$0	85%	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Amounts are included in licensed game revenue share in our accompanying statement of operations for the six months ended March 31, 2023. The difference between the total of these amounts as shown above and the total licensed game revenue share shown in our accompanying statement of operations for the six months ended March 31, 2023 represents revenue share from licensed games whose development and publishing efforts were not financed in part by the issuance of Fig Gaming Shares in Regulation A offerings.

(4)	Includes application of the dividend rate and the applicable Allocation Percentage for such shares. Dividend amounts are included in dividends payable to preferred stockholders in our accompanying balance sheet as of March 31, 2023. The difference between the total of these amounts as shown above and the total dividends payable to preferred stockholders shown in our accompanying balance sheet as of March 31, 2023 represents dividends payable in respect of Fig securities that were not issued in Regulation A offerings.

(5)	The terms of the offering allow for Fig to allocate funds to multiple games or devices, subject to certain terms and conditions.

The table below sets forth the attribution of assets and liabilities by game for each of our principal games as of the date of the table.

Allocation of Assets and Liabilities by Game
As of March 31, 2023 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)	Other Assets (4)	License Agreement Liabilities (5)	Other Liabilities (6)	Net Equity (7)
Psychonauts 2 (8)	$0	$0	$0	$0	$0
Wasteland 3 (8)	$0	$0	$0	$0	$0
Pillars of Eternity II: Deadfire (8)	$0	$0	$0	$0	$0
Phoenix Point (9)	$0	$0	$0	$0	$0
Amico (10)	$0	$0	$0	$0	$0
Digital Eclipse)	$0	$0	$0	$0	$0
Moonray	$0	$0	$0	$0	$0
Fig Portfolio Shares - 2021	$281,960	$0	$281,960	$0	$0

(1)

This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; they are not necessarily comparable to non-GAAP financial measures that may be presented by other companies. The FGS – Atari Series of shares has been omitted from the table as no investments have been closed upon under the Offering.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by us under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)

Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement. In the event the Company does not identify and contribute all of such funds to developers for the development of games, such funds not otherwise used to pay previously disclosed fees related to the offering will be returned to holders of FGS – DE and FPS - 2021 on a pro-rata basis, without interest or deduction, on the third anniversary of the final closing of that offering.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

(8)	License Agreement terminated during fiscal year 2020.

(9)	License Agreement terminated during fiscal year 2021.

(10)	Represents certain of the amounts retained by Fig when making the initial deployment of Fig Funds to developer Intellivision.

Item 2. Other Information

Changes In Composition of Board of Directors

Pursuant to the Amended and Restated Action by the Unanimous Consent of the Directors in Lieu of a Meeting dated March 1, 2023, Emily Pollack replaced Peter Green on the Company’s Board of Directors. Ms. Pollack is a Certified Public Accountant, holding FINRA Series 77 and 99 licenses, with numerous years of experience in the fintech industry. She is a graduate of Calvin University, holding a Bachelor’s Degree in Accounting. Ms. Pollack previously held roles at YieldStreet Inc. and Otis Wealth Inc., corporate communications at Keurig Dr Pepper Inc., wealth management at Bank of America Corporation, and financial services at PricewaterhouseCoopers International Limited. Ms. Pollack is also the former President of Republic Investment Services LLC (f/k/a NextSeed Services LLC), a subsidiary of our Parent which participates in post-offering crowdfunding administration, She is currently the Deputy Managing Director of OpenDeal Portal LLC dba Republic, our Parent’s SEC-registered securities crowdfunding subsidiary.

Conflicts of Interest

Justin Bailey, our director, is also (i) a director of SirTech Entertainment Corp. as of the third quarter of 2022 and (ii) Chief Strategy Officer at Digital Eclipse Entertainment Partners Co. as of the second quarter of 2022. He was previously a consultant to Atari Interactive, Inc. from the second quarter of 2021 to the first quarter of 2022, and currently serves as an advisor. Mr. Bailey owns stock in all three entities.

Item 3. Financial Statements.

FIG PUBLISHING, INC.
BALANCE SHEETS
As of March 31, 2023 and September 30, 2022

	March 31, 2023	September 30, 2022
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$204,648	$695,156
Cash held in escrow (see Note 3)	435,460	1,168,282
Accounts receivable, net	10,117	765
Other current assets	248,152	0

Total Current Assets	898,377	1,864,203

Total Assets	$898,377	$1,864,203

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current Liabilities
Accounts payable	$23,168	$32,619
Accrued liabilities	24,698	58,079
Due to Parent	1,416,733	1,374,130
Accrued game development expenses	0	0
Distributions payable to preferred stockholders	9,446	9,446

Total Current Liabilities	1,474,045	1,474,274

Redeemable Preferred Stock (see Note 6); 12,673 and 12,673 shares issued and outstanding as of March 31, 2023, and September 30, 2022, respectively	11,648,909	11,717,269

Commitments and Contingencies (see Note 2)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Preferred Stock, $0.0001 par value, 100,000 shares authorized of Preferred Stock and Redeemable Preferred Stock; 13,085 shares issued and outstanding as of March 31, 2023, and September 30, 2022	1	1
Common Stock, $0.0001 par value, 10,000 shares authorized; 1,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022	0	0
Additional paid in capital	18,520,709	18,394,016
Accumulated deficit	(30,745,287)	(29,721,357)
Total Stockholders’ Equity (Deficiency)	(12,224,577)	(11,327,340)

Total Liabilities and Stockholders’ Equity (Deficiency)	$898,377	$1,864,203

See accompanying notes to financial statements

FIG PUBLISHING, INC.
STATEMENTS OF OPERATIONS
Six Months Ended March 31, 2023 and 2022

(Unaudited)

	2023	2022

Licensed game revenue share	$14,474	$16,139
Fig service fee	20,628	494,642
Total revenue	35,102	540,071

Operating expenses
General and administrative	123,499	100,015
Service agreement fee with Parent	90,000	90,000
Earn-out expense	7,005	283,838
Game development	807,882	9,094,754
Total operating expenses	1,028,386	9,568,607

Net Loss from Operations	$(993,284)	$(9,057,826)

Other expenses:
Interest expense (Note 5)	30,646	29,264
Total other expense	30,646	29,264

Net Loss	(1,023,930)	(9,087,090)

Preferred stock dividends	0	0

Net Loss after preferred stock dividends	$(1,023,930)	$(9,087,090)

Common shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net income (loss) per share	$(1,023.93)	$(9,087.09)

See accompanying notes to financial statements

FIG PUBLISHING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

Six Months Ended March 31, 2023 and 2022

(Unaudited)

	Preferred Stock		Common Stock		Additional		Total Stockholders’
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Equity (Deficiency)
Balance as of September 30, 2022	13,085	$1	1,000	$0	$18,394,016	$(29,721,357)	$(11,327,340)
Issuance of preferred stock, net issuing cost	0	0	0	0	126,693	0	126,693
Net Income	0	0	0	0	0	(1,023,930)	(1,023,930)
Balance as of March 31, 2023	13,085	1	1,000	0	18,520,709	(30,745,287)	(12,224,577)

FIG PUBLISHING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

Six Months Ended March 31, 2023 and 2022

(Unaudited)

(Continued)

	Preferred Stock		Common Stock		Additional		Total Stockholders’
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Equity (Deficiency)
Balance as of September 30, 2021	13,152	$1	1,000	$0	$18,455,197	$(19,053,613)	$(598,415)
Issuance cost related to prior year issues of preferred stock (see Note 7)	0	0	0	0	(58,133)	0	(58,133)
Cancellation of Preferred stock in prior year	0	0	0	0	(3,048)	0	(3,048)
Net Income	0	0	0	0	0	(9,087,090)	(9,087,090)
Balance as of March 31, 2022	13,152	1	1,000	0	18,394,016	(28,140,703)	(9,746,686)

See accompanying notes to financial statements

FIG PUBLISHING, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended March 31, 2023 and 2022

(Unaudited)

	2023	2022
Cash Flow from Operating Activities
Net Income (Loss)	$(1,023,930)	$(9,087,090)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(9,352)	(551)
(Increase) Decrease in other current assets	(248,152)	0
Increase (Decrease) in accounts payable	(14,150)	(1,027)
Increase (Decrease) in accrued game development expenses	0	(292,080)
Increase (Decrease) in other accrued liabilities	(28,682)	189,997

Net cash provided by (used in) operating activities	(1,324,266)	(9,190,751)

Cash Flows from Financing Activities
Proceeds received from issuance of preferred game shares and portfolio shares, net of repurchase	(68,360)	1,556,404
Proceeds from issuance of future equity obligations	153,548	0
Cash advanced or contributed from Parent	42,603	237,530
Payment of offering costs	(26,855)	(555,814)
Distribution payments to preferred stockholders	0	0
Distribution payments to LLC Unit holders	0	0

Net cash provided by (used in) financing activities	100,936	1,238,120

Net change in cash and cash equivalents	(1,223,330)	(7,952,631)

Cash, cash equivalents, and cash held in escrow at beginning of period	1,863,438	11,108,792

Cash, cash equivalents, and cash held in escrow at end of period	$640,108	$3,156,161
Non-cash activities:
Accrual of dividends due to preferred stockholders	$0	$0
Accrual of dividends due to LLC Unit holders	0	0

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

See accompanying notes to financial statements

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

NOTE 1 – NATURE OF OPERATIONS

Fig Publishing, Inc. was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of OpenDeal Inc. dba Republic (the “Parent”). Fig Publishing, Inc. is an early-stage entity and has relied significantly on its parent companies for support in the conduct of business since its inception. References below to the “Company” or “Fig” are to Fig Publishing, Inc. and its subsidiaries, unless the context requires otherwise.

The Company’s former parent, Loose Tooth Industries, Inc. (“Former Parent”), sold all of the outstanding common stock in the Company to the Parent as of April 16, 2020 for $300,000 in cash, a right to all accounts receivable, 50% of all future accounts receivable until January 1, 2022, when, and if, revenues and accounts receivable allow for the repayment of Parent in the amount of $350,000 (increased from $300,000 pursuant to a letter agreement entered into as of January 30, 2021) and certain other rights.

Fig is a community-powered crowd-publisher of video games and video game devices. Fig’s business is to identify, license, contribute funds to the development of, market of, arrangement of distribution for, and earn cash receipts from sales of video games developed by third-party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowd-publishing campaigns on its Parent Company’s website at Republic.com/fig (formerly found at https://fig.co), an online technology platform to facilitate fundraising in the alternative finance and capital formation space. On Fig’s website, investors can purchase securities, in both public and private offerings, which offer returns tied to our revenue from a specific game. The returns are distributed to investors in proportion to their respective holdings.

Fig Small Batch LLC, a former subsidiary of the Company used as a financing vehicle prior to acquisition by our Parent, ceased operations as of September 30, 2020, and the entity was dissolved in Delaware on December 30, 2020.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied significantly on its parent companies for liquidity and capital resources. During the six months ended March 31, 2023, the Company received $42,603 from the Parent under an intercompany revolving agreement (see Note 5) which included expenses paid on behalf of the Company by the Parent. During the six months ended March 31, 2022, the Company received $237,530 from the Parent under an intercompany revolving agreement (see Note 5) which included expenses paid on behalf of the Company by the Parent.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings; however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, and its business would be jeopardized.

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and has been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The results of operations for the six months ended March 31, 2023 are not necessarily indicative of the results to be expected for the year ending September 30, 2023 or for any other future annual or interim period. These financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 1-K, most recently filed with the SEC on January 30, 2023.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

The Company’s significant estimates are related to share-based compensation, expense allocations, contingencies, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

For purposes of the balance sheet and the statement of cash flows, the Company considers short-term highly liquid resources, such as investments in certificates of deposit and money market funds, with an original maturity of three months or less when purchased, to be cash equivalents. Cash held in escrow consists of cash received for investments in various offerings of Fig Gaming Shares and Fig Portfolio Shares (see Note 3) in non-interest bearing escrow accounts until funds are deployed for development of a particular game, product or system.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents (continued)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets that sum to the totals of the same such amounts presented in the statement of cash flows:

	As of March 31, 2023	As of September 30, 2022
Cash and cash equivalents	$204,648	$695,156

Cash held in escrow	$435,460	$1,168,282

Total	$640,108	$1,863,438

Accounts Receivable

As of March 31, 2023 and September 30, 2022, all of the Company’s accounts receivable are licensed game revenues due from developers or distributors. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence. As of March 31, 2023 and September 30, 2022, the Company had no allowance for doubtful accounts.

Fair Value Measurements

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities

●	Level 2 – Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

●	Level 3 – Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. For purposes of the financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from the Parent. The Company has a tax sharing agreement with its Parent to equitably allocate income tax outcomes.

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the six months ended March 31, 2023 and 2022. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, which requires all entities to disclose the fair value of financial instruments, both assets and liabilities, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 31, 2023 and September 30, 2022, the recorded values of receivables, accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Stock Based Compensation

The Company does not provide stock-based compensation to its officers, directors, employees or advisors.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company generates revenues through non-exclusive licenses of video games from developers and, to a lesser extent, through the provision of marketing services. The Company recognizes revenue upon the satisfaction of performance obligations, which occurs upon the sale of the video game on the storefront or by a distributor.

Licensed Game Revenue

The Company licenses video games from third party developers on a non-exclusive basis. Provided a game is successfully developed and published, sales receipts generated from the games will be shared with the Company in the proportions specified in each non-exclusive license agreement. Games licensed with the developer are sold via digital channel storefronts. The storefront is responsible for delivery/fulfillment of the game, cash collection, and refunds to the end customer. The storefront will remit cash receipts net of refunds, value added taxes and its distribution fee to the Company or the developer. The net receipts are then allocated between the Company and the developer in the proportions specified in the license agreement. Since the Company does not act as the primary obligor in the sale to the end customer, the Company reports revenue related to these arrangements net of the fees retained by the storefront and net of the developer’s revenue share. The Company generally requires payment from developers or distributors within 30 to 90 days from the period’s sales.

Fig Service Fee

The Company charges a service fee to developers based on the amount of funds raised by the Company. Fig Service Fee revenue is recognized upon the Company providing development funds to the developer. The fee is paid to the Company at the time that the Company funds the game’s development expenses.

Game Development Expenses

Pursuant to the Company’s publishing license agreements with developers, once a campaign has reached its fundraising goal, the Company is committed to funding the development of and publishing the game. Costs related to design and development of a video game are expensed when the Company can reasonably estimate the amount of Fig Funds (as defined in Note 6) to be provided to the developer in connection with campaigns that have succeeded. This estimate is based on management’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowd-publishing campaign and the results of the related securities offering. As a result, Fig Funds are correlated to the amount of proceeds the Company has raised from the sale of the securities associated with the game.

The Company’s license agreements with some developers include minimum guaranteed Fig Funds. These minimum amounts are accrued when the campaign goals are met pursuant to the license agreement. Fig Funds are released to the developer shortly after the related securities offering is closed or in various amounts over time to fund the development of the game until it is ready for commercial launch.

Joint and Several Obligations with Parent

The Company measures its obligations, from arrangements in which it is jointly and severally liable with its Parent, as the sum of the amount the Company has agreed with its Parent that it will pay, and any additional amount the Company expects to pay on behalf of its Parent.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses totaled $99 and $46,068 for the six months ended March 31, 2023 and 2022, respectively.

Recent Accounting Pronouncements

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 4 – ASSUMPTIONS AND COST SHARING ALLOCATIONS

On January 1, 2021, the Company entered into a master services agreement with our Parent. Under the agreement, the Parent allocates to the Company employees of the Parent who provide us with services. Overall, the Parent provides Fig with management and administrative services, services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources services, tax planning and administration, accounting, and insurance. Under the agreement, for these services and other benefits, the Company pays the Parent $45,000 quarterly, in arrears, at the conclusion of each calendar quarter. The agreement has an initial term through December 31, 2021, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to the renewal date.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 5 – INTERCOMPANY REVOLVING CREDIT AGREEMENT

On October 1, 2020, the Company and its Parent entered into an intercompany revolving credit agreement. The terms of the agreement provide the Company, upon the Company’s request, up to $1,000,000 in borrowings at an interest rate of 2.0% through December 31, 2020 and the short-term applicable federal rate as published by the Internal Revenue Service on the first month of each subsequent year until the revolving credit agreement is repaid in full. The revolving credit agreement terminates on October 1, 2023 unless terminated prior to this date or extended by mutual agreement of the Company and the Parent. The intercompany revolver was amended and restated to allow for up to up to $1,500,000 in borrowings at an interest rate of 2.0% through December 31, 2022. As of March 31, 2023, the balance on the intercompany revolving credit agreement was $1,416,733, including accrued interest.

NOTE 6 – LICENSE AGREEMENTS

The Company enters into game co-publishing license agreements with third party developers for each crowd- publishing campaign that it hosts on its Parent’s website, Republic.com/fig (formerly found at https://fig.co). These crowd-publishing campaigns allow the developers to raise funds for their games through sales of rewards, and they allow the Company to gauge interest in an offering of Fig Gaming and Portfolio Shares that would reflect its economic returns as a publisher of the game. Generally, a non-securities crowd-publishing campaign for a prospective video games or video game device must be successful before the Company will greenlight its crowd-publishing of a game.

A campaign is successful if the goals in the license agreements are met through a combination of rewards pledges to developers and Fig Gaming and Portfolio Share reservations. If a crowd-publishing campaign meets its goal, the developer receives the proceeds of all the rewards pledges directly from a third-party payment processor. Fig is not involved in the payment and fulfillment of rewards pledges. The Company pays to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Funds”). The amount of the Fig Funds is determined by the Company’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowd-publishing campaign and results of the related securities offering. Historically, Fig Funds have at least equaled the aggregate proceeds from the offering of the associated securities. In exchange for funding the development of the game, the Company receives its share of revenue from the sales receipts and sometimes an additional service fee from sales of the game as compensation. If the campaign is not successful, the license agreement terminates, and the rewards pledges are not collected.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 7 – STOCKHOLDERS’ EQUITY

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value of $0.0001 per share.

Common Stock

As of March 31, 2023, the Parent held 1,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Preferred Stock

On October 28, 2020, the Securities and Exchange Commission qualified the Regulation A offering up to $15,000,000 of shares of non-voting preferred stock known as Fig Gaming Shares – Digital Eclipse (“FGS-DE”), at a price of $1,000 per share. On August 18, 2021, the Securities and Exchange Commission qualified the Regulation A offering up to $15,000,000 of shares of non-voting preferred stock known as Fig Portfolio Shares – Series 2021 (“FPS-2021”), at a price of $1,000 per share. The offering statement was originally filed on August 27, 2020 with the Securities and Exchange Commission.

All proceeds raised from FGS-DE and FPS-2021 will remain in a non-interest-bearing escrow account maintained on the Company’s behalf until such funds are deployed for the development of particular games agreed to by the Company. In the event the Company does not identify and contribute all of such funds to developers for the development of games, such funds not otherwise used to pay previously disclosed fees related to the offering will be returned to holders of FGS – DE and FPS - 2021 on a pro-rata basis, without interest or deduction, on the third anniversary of the final closing of that offering. The securities will be accounted for on the Company’s balance sheet as redeemable preferred stock between liabilities and stockholders’ equity.

As of March 31, 2023 and September 30, 2022, the Company had 13,085 and 13,085 shares of preferred stock, all being Fig Gaming Shares or Fig Portfolio Shares, outstanding, respectively. In the six months ended March 31, 2022, the Company issued 2,571 shares of non-voting preferred stock from the series of preferred stock known as Fig Gaming Shares – Amico, Fig Gaming Shares Digital Eclipse and Fig Portfolio Shares – Series 2021 for net proceeds of approximately $6.0 million. The $58,133 of issuing costs included in the stockholders’ equity for the year ended September 30, 2022 were related to the prior year. In the six months ended March 31, 2023, the Company issued no additional shares of preferred stock.

As of March 31, 2023, the Company had the following number of authorized and outstanding Fig Gaming Shares:

	Authorized Number of Shares	Outstanding Number of Shares
Fig Portfolio Shares – Series 2021	15,000	2,283
Fig Gaming Shares – Digital Eclipse	15,000	10,390
Total Redeemable Preferred Stock	30,000	12,673

Fig Gaming Shares – Amico	15,000	11,522
Fig Gaming Shares - Atari	3,000	0
Fig Gaming Shares – JASB	1,600	328
Fig Gaming Shares – CTT	1,200	248
Fig Gaming Shares – Moonray	1,000	418
Fig Gaming Shares – Chorus	500	372
Fig Gaming Shares – Soundfall	100	57
Fig Gaming Shares – KnightOut	50	21
Fig Gaming Shares – Crazy Justice	50	49
Fig Gaming Shares – Xenosis	34	34
Fig Gaming Shares – Bounty Battle	30	23
Fig Gaming Shares – Pig Eat Ball	13	13
Total Preferred Stock	22,577	13,085

Total Redeemable Preferred Stock and Preferred Stock	52,577	25,758

FIG PUBLISHING, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 7 – STOCKHOLDERS’ EQUITY (continued)

The Company’s preferred stock is designed to reflect or “track” the economic performance of a particular video game co-publishing license agreement that the Company has entered into with video game developer, rather than the economic performance of the Company as a whole.

Holders of Fig Gaming Shares have no voting powers and no direct claim to the Company’s net assets and are not represented by separate boards of directors. Instead, holders of Fig Gaming Shares are stockholders of the Company, with a single board of directors and subject to all of the risks and liabilities of the Company. If the games are successfully developed and published, the Board may declare dividends to allot part of its revenue shares to holders of Fig Gaming Shares. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of liabilities of the Company, holder of Fig Gaming Shares will be entitled to received (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid plus (ii) an amount equal to the value of the net assets attributed to the publishing rights under the License Agreements.

Dividends to the holders of each series of Fig Gaming Shares are typically paid every six months in May and November of each year. During the six months ended March 31, 2023, the Company did not declare nor pay any dividends with respect to Fig Gaming Shares. During the six months ended March 31, 2022, the Company did not declare nor pay any dividends with respect to any Fig Gaming Shares or Fig Portfolio Shares.

NOTE 8 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through June 29, 2023, the date the financial statements were available to be issued.

On May 28, 2023, the Company sunset its original web page located at Fig.co. The Company’s crowd publishing campaigns are now solely hosted on its Parent’s website at https://Republic.com/fig (formerly found at https://fig.co).

Item 4. Exhibits.

Exhibit No.	Description of Exhibit
2.1.1*	Second Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 2.1.1 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
2.1.2*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 2.1.2 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
2.2*	Bylaws of the Company (incorporated herein by reference to Exhibit No. 2.2 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
3.1*	Certificate of Designations for FGS – Amico (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 1-K/A annual report (File No. 24R-00037) filed with the SEC on February 2, 2021).
3.2*	Amended and Restated Certificate of Designations for FGS – DE (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 1-K/A annual report (File No. 24R-00037) filed with the SEC on February 2, 2021).
3.3*	Certificate of Designations for FGS – Moonray (incorporated herein by reference to Exhibit No. 3.3 to the Company’s 2021 Form 1-K annual report (File No. 24R-00034) filed with the SEC on January 27, 2022).
3.4*	Certificate of Designations for FPS – 2021 (incorporated herein by reference to Exhibit No. 3.4 to the Company’s 2021 Annual Report (File No. 24R-00034) filed with the SEC on January 27, 2022).
4.1*	Form of Subscription Agreement between the Company and investors in FGS – Amico (incorporated herein by reference to Exhibit No. 4.1 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
4.2*	Form of Subscription Agreement between the Company and investors in FGS – DE (incorporated herein by reference to Exhibit No. 4.1 to the Company’s Form 1-A offering statement (File No. 024-11304) filed with the SEC on August 27, 2020).
4.3*	Form of Subscription Agreement between the Company and investors in FGS – Moonray (incorporated herein by reference to Exhibit No. 4.3 to the Company’s Form 1-A POS amended offering statement (File No. 024-11236) filed with the SEC on February 22, 2021).
4.4*	Form of Subscription Agreement between the Company and investors in FPS – 2021 (incorporated herein by reference to Exhibit 6.4 to the Company’s Form 1-A/A amended offering statement (File No. 024-11496) filed with the SEC as of August 3, 2021).
6.1*	Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of October 1, 2020 (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Pre-Qualification Amendment No. 2, filed with the SEC on October 20, 2020, to the Company’s Form 1-A offering statement (File No. 024-11304) filed with the SEC on August 27, 2020).
6.2*	Amended and Restated Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of February 2, 2022 (incorporated herein by reference to Exhibit No. 6.1 to the Company’s March 2022 Form 1-SA semiannual report (File No. 24R-00037) filed with the SEC on June 28, 2022).
6.3*	Master Services Agreement between OpenDeal Inc. and the Company, entered into on January 1, 2021 (incorporated herein by reference to Exhibit No. 6.4 to the Company’s Post-Qualification Amendment No. 4, filed with the SEC on February 22, 2021, to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
6.4*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Atari Interactive, Inc., entered into as of August 17, 2022 (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on October 7, 2022).
6.5*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Re-release I, entered into as of August 10, 2022 (incorporated herein by reference to Exhibit No. 6.4 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.6*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Re-release II, entered into as of August 10, 2022 (incorporated herein by reference to Exhibit No. 6.5 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).

6.7*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Re-release III, entered into as of August 10, 2022 (incorporated herein by reference to Exhibit No. 6.6 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.8*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Sirtech Entertainment Corp. regarding Classic Wizardry Proving Grounds of the Mad Overlord Remaster, entered into as of December 28, 2022 (incorporated herein by reference to Exhibit No. 6.7 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.9*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Rose City Game Consulting, LLC, entered into as of March 28, 2022 (incorporated herein by reference to Exhibit No. 6.8 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.10*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Team Clam regarding Clam Man 2, entered into as of August 8, 2022 (incorporated herein by reference to Exhibit No. 6.9 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.11*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Crispy Creative regarding A Long Journey to an Uncertain End, entered into as of June 30, 2022 (incorporated herein by reference to Exhibit No. 6.10 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.12*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Brainchild Studios Ltd. regarding Blood for Baal, entered into as of December 19, 2022 (incorporated herein by reference to Exhibit No. 6.11 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.13*	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Party for Introverts Limited regarding Cabernet, entered into as of August 11, 2022 (incorporated herein by reference to Exhibit No. 6.12 to Amendment No. 3 to the Company’s Form 1-A offering statement (File No. 024-12017) filed with the SEC on January 18, 2023).
6.14	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Atari Interactive, Inc. regarding Days of Doom, entered into as of January 10, 2023.
6.15	Fig Revenue-Sharing Agreement between Fig Publishing, Inc. and Atari Interactive, Inc. regarding Mr. Run and Jump, entered into as of January 10, 2023.
6.16	Letter Agreement between Fig Publishing, Inc. and Atari Interactive, Inc. (dated February 17, 2023).
8.1*	Escrow Agreement between BankProv and Fig Publishing, Inc. (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Preliminary Offering Circular (File No. 024-12017) filed with the SEC on October 7, 2022).
8.2*	Escrow Services Agreement by and among Fig Publishing, Inc., Prime Trust, LLC and BankProv (incorporated herein by reference to Exhibit No. 8.2 to the Company’s Form 1-K annual report (File No. 24R-00037) filed with the SEC on January 30, 2023).
8.3*	Escrow Services Agreement by and among Fig Publishing, Inc., Prime Trust, LLC and BankProv (incorporated herein by reference to Exhibit No. 8.3 to the Company’s Form 1-K annual report (File No. 24R-00037) filed with the SEC on January 30, 2023).

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 29, 2023.

FIG PUBLISHING, INC.

By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lee Charles (Chuck) Pettid	President and Director	June 29, 2023
Lee Charles (Chuck) Pettid	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Justin Bailey	Director	June 29, 2023
Justin Bailey

/s/ Emily Pollack	Director	June 29, 2023
Emily Pollack

* By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
Attorney-in-Fact